[redacted]

09056308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~01-61989~~ 28980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2008 (MM/DD/YY) AND ENDING 12-31-2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Service Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10207 Technology Drive
(No. and Street)

Knoxville	TN	37932
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wade Wilkinson — (865) 777-4677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pugh & Company, P.C.
(Name – *if individual, state last, first, middle name*)

P.O. Box 31409	Knoxville	TN	37930
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Knoxville, Tennessee

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

PUGH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA
R.E. FOUST, CPA
A. TED HOTZ, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660 800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Securities Service Network, Inc.
Knoxville, Tennessee

We have audited the accompanying consolidated statements of financial condition of Securities Service Network, Inc. and Subsidiaries (the "Company") as of December 31, 2008 and 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Securities Service Network, Inc. and Subsidiaries as of December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

Pugh & Company, P.C.
Certified Public Accountants
February 24, 2009

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

As of December 31,	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	$ 3,264,423	$ 3,410,179
Investments in Money Market Accounts	6,525,159	5,802,252
Cash Deposited with Clearing Agent	130,020	105,020
Cash and Cash Equivalents	9,919,602	9,317,451
Accounts Receivable, Net of Allowance for Doubtful Accounts of $40,000 in 2008 and 2007	1,809,105	2,264,645
Advances to Related Parties	42,492	1,414
Securities Owned:		
Marketable, at Market Value	1,724,763	2,863,286
Prepaid Expenses	95,603	83,879
Total Current Assets	13,591,565	14,530,675
DEFERRED STATE INCOME TAX BENEFIT	99,000	110,000
TOTAL ASSETS	$ 13,690,565	$ 14,640,675
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 462,355	$ 495,476
Accounts Payable - Related Parties	0	660,214
Accounts Payable - Clearing Firms	96,566	101,891
Commissions Payable	3,229,670	2,939,042
Accrued Expenses	3,800,942	3,904,939
Accrued State Income Taxes	59,399	42,710
Deferred Income	9,320	19,837
Clearing Deposits	0	5,433
Total Current Liabilities	7,658,252	8,169,542
STOCKHOLDER'S EQUITY		
Common Stock (No Par Value), Authorized 2,000 Shares; Issued and Outstanding 1,000 Shares	6,000	6,000
Retained Earnings	6,026,313	6,465,133
Total Stockholder's Equity	6,032,313	6,471,133
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,690,565	$ 14,640,675

The accompanying notes are an integral part of these financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

The consolidated financial statements include the accounts of Securities Service Network, Inc. and its wholly owned subsidiaries SSN Agency, Inc., a New York state company, SSN Agency of Texas, Inc., a Texas state company, Network Agency of Alabama, Inc., an Alabama state company, Network Agency of Ohio, Inc., an Ohio state company, Network Agency, and SSN Advisory, Inc., Tennessee state companies and Fort Loudon Insurance, which is domiciled in the British Virgin Islands (the "Company"). All material intercompany balances and transactions are eliminated in the consolidation.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA) (formerly National Association of Securities Dealers, Inc. (NASD)). The Company clears general securities transactions through National Financial Services Corporation (NFSC) and Pershing, members of New York Stock Exchange (NYSE). The subsidiaries clear transactions in their respective states with the exception of Fort Loudon Insurance, which processes the Company's self insurance for pending and threatened litigation (see Note 8).

The Company grants credit to its customers, substantially all of whom are independent sales representatives that are geographically dispersed across the country. The Company's revenues from the services it provides may be affected by securities market conditions.

The Company provides administrative and educational services for affiliated independent registered representatives. The representatives pay the Company a flat monthly fee for these services and also pay for the cost of clearing transactions through NFSC and Pershing and for certain other direct expenses.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates each counterparty's financial condition and creditworthiness before making a decision to conduct business with that counterparty and on an on-going periodic basis.

Customers' "Application Way" mutual fund and annuity transactions and related commission income and expense are recorded on a settlement date basis which is not materially different from trade date basis. Customers' securities transactions and secondary market transactions and related commission income and expense are recorded on a settlement date basis which is not materially different from trade date basis.

Deferred Income - Amounts recorded as deferred income reflect prepaid fees received from representatives, marketing support and conference fees paid in advance.

Cash Equivalents - For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

Accounts Receivable - Accounts receivable consist of trade accounts receivable and are stated at cost less an allowance for doubtful accounts. Credit is extended to registered representatives after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio.

Income Taxes - The shareholder of the Company elected S corporation status. Pursuant to the provisions of the Internal Revenue Code, the income or loss of the Company is taxed directly to the shareholder for federal income tax purposes; therefore, no provision for federal income tax has been made in these consolidated financial statements. State income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due and deferred.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (Continued)

Use of Estimates in the Preparation of Consolidated Financial Statements - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATION OF CREDIT RISKS

The Company maintains cash balances in four financial institutions. Effective October 3, 2008 through December 31, 2009, FDIC limits were increased from $100,000 to $250,000 per legal ownership. The Company also maintains a sweep account backed by U. S. government securities at the same financial institution. The Company maintains several money market accounts. A summary of balances as of December 31st is as follows:

	2008	2007
Balances in Accounts	$ 7,670,893	$ 6,611,193
Insured by FDIC	(250,000)	(100,000)
Insured by SIPC	(1,500,000)	(1,500,000)
Insured by Private Insurance Policy	(5,639,891)	(4,142,364)
Sweep Balance Backed by U.S. Government Securities	0	(270,148)
	$ 281,002	$ 598,681

Specific coverage for SIPC and Private Insurance Policy amounts are based on individual policy and/or regulatory requirements.

NOTE 3 - SECURITIES OWNED

Marketable securities owned consist of the following:

	2008	2007
U.S. Government and Federal Agency Securities	$ 15,824	$ 14,718
Mutual Fund Equities	1,708,939	2,848,568
	$ 1,724,763	$ 2,863,286

Marketable securities owned are stated at estimated market value with the resulting adjustment charged to earnings. Realized gains or losses on the sales of securities are recognized on a specific identification, trade date basis.

The net realized gains (losses) on sales of securities were ($1,114,870) in 2008 and $178,153 in 2007.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company engages in various transactions with its sole stockholder and other business entities controlled by the sole stockholder. Amounts due from or to those related businesses are shown as "accounts payable - related parties" on the statement of financial condition and payment or collection is anticipated in the normal course of business.

Advances to related parties were $42,492 at December 31, 2008 and $1,414 at December 31, 2007.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1), which requires the maintenance of minimum net capital. The minimum net capital requirement is the greater of $250,000 ($100,000 in 2007) or 6-2/3% of aggregate indebtedness, both terms as defined by the rule. The Company's net capital was $4,376,090 at December 31, 2008 and $3,834,739 at December 31, 2007 and exceeded the capital requirement by $3,979,416 at December 31, 2008 and $3,399,094 at December 31, 2007. The net capital position stated above is for the Parent entity since only the Parent entity's net capital position is reported to the SEC. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) may not exceed 15 to 1. The net capital ratio was 1.36 to 1 at December 31, 2008 and 1.70 to 1 at December 31, 2007. The minimum net capital requirements may restrict the payment of dividends.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to general creditors for the years ended December 31, 2008 and 2007, and there were no changes in liabilities subordinated to general creditors for the years then ended.

NOTE 7 - STATE INCOME TAXES

State income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related to temporary differences for financial accounting and income tax reporting for the change in the allowance for doubtful accounts and from accrued expenses not deductible for tax purposes until paid. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. If the Company had been taxable as a C-Corporation, federal income tax expense would have been $1,330,185 in 2008 and $1,310,862 in 2007.

NOTE 8 - CONTINGENCIES

The Company is involved in certain claims arising in the normal course of business. As of December 31, 2008, the Company had two pending claims and potential arbitrations alleging violations of FINRA rules one of which has subsequently been settled. The Company is seeking, and fully expects, to settle for less than the amount sought or to have some or all of the claims dismissed.

Management does not believe the outcome of any of the pending or threatened litigation, either singularly or in total, would have a material adverse effect upon the Company's consolidated financial statements. The Company became self-insured for any potential losses sustained for any activities after August 31, 2000 through December 31, 2006. Effective December 31, 2006, the Company formed a captive insurance company to administer settlements and fees. The Company has accrued certain amounts to cover estimated future legal settlements and fees. The Company has also accrued amounts for deductibles related to errors and omissions coverage and estimated uninsurable losses. Management believes that the accrued amounts and the errors and omissions coverage are adequate to cover all losses.

NOTE 9 - EMPLOYEE RETIREMENT PLAN AND STOCK APPRECIATION RIGHTS

The Company established a 401(k) retirement plan for all employees who have completed one year of employment and are at least twenty-one years old. Employees who participate in the plan can make pre-tax contributions to the plan not to exceed the dollar limit which is set by law. The plan's earnings from these contributions are tax-deferred.

In 2008, the employer's matching contributions included a safe harbor match of 4%, a discretionary match up to 4% if the employee contributed 6% or more of their salary. In 2007, the employer's matching contributions included a safe harbor match of 4% a discretionary match of 4% and a profit sharing match of 1% of the employee's compensation.

NOTE 9 - EMPLOYEE RETIREMENT PLAN AND STOCK APPRECIATION RIGHTS (Continued)

Effective January 1, 1999, the Company established a non-qualified incentive plan for key employees in order to compensate those employees for the future long-term growth of the Company. Participants are awarded shares of units, each of which represent a hypothetical value of one percent of the outstanding stock of the Company. The value of each unit is determined annually as prescribed in the plan. The units are redeemable under certain circumstances upon retirement or separation from employment. In the initial year, twelve units were awarded to participants in the plan. In 2006, two additional units were awarded and four of the fourteen units were then retired leaving 10 units outstanding. The liability for the increase in value of the units from the initial valuation date, January 1, 1999, is included in accrued expenses. Participants also may receive compensation based on dividend payments. The Company did not accrue additional dividends for the years ended December 31, 2008 and 2007. On July 1, 2006, an additional plan was established to replace expired provisions in the original plan. The plan provides for an accelerated and increased benefit in the event of a premature change in control of the Company. At the present time, there are no planned events that would result in change of control.

NOTE 10 - OPERATING LEASE COMMITMENT

On July 23, 1999, the Company entered into operating lease agreements for its office space which was subsequently extended. As of December 31, 2008, future minimum rental payments under the operating leases, which expire November 30, 2009, amounted to the following:

2009	$ 192,500

NOTE 11 - FINANCIAL ASSETS AND LIABILITIES CARRIED AT FAIR VALUE

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* and SFAS No. 159 *The Fair Value Option for Financial Assets and Liabilities*. SFAS No. 157 establishes a framework for using fair value. It also defines fair value rules as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 159 generally permits the measurement of selected eligible financial instruments at fair value at specified election dates. Upon adoption of SFAS No. 159, the Company did not elect to adopt the fair value option for any financial instruments. However, other accounting pronouncements require the Company to measure certain financial instruments at fair value as described below.

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset and liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or the liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE 11 - FINANCIAL ASSETS AND LIABILITIES CARRIED AT FAIR VALUE (Continued)

A description of valuation methodologies used for assets and liabilities recorded at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is shown below. The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Marketable Securities - Marketable securities are recorded at fair value in accordance with SFAS No. 115 on a recurring basis. Fair value measurements for mutual fund equities are based upon identical assets in an active market utilizing Level 1 inputs. Fair value measurements for U.S. government and federal agency securities are based upon quoted prices of like or similar securities, utilizing Level 2 inputs. These measurements are obtained from a service provider who considers observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the securities' terms and conditions, among other sources.

Assets Recorded at Fair Value on a Recurring Basis

Below is a table that presents information about certain assets measured at fair value:

	December 31, 2008			
		Fair Value Measurements Using		
	Carrying Amount in the Balance Sheet	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable Securities	$ 1,724,763	$ 1,708,939	$ 15,824	$ 0

NOTE 12 - CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	SSN Advisory, Inc.	SSN Agency, Inc.	SSN Agency of Texas, Inc.	Network Agency	Network Agency of Alabama, Inc.	Network Agency of Ohio, Inc.	Fort Loudon Insurance	Total
Total Assets	$ 28,819	$ 36,083	$ 9,706	$ 106,150	$ 22,187	$ 5,212	$ 2,071,576	$ 2,279,733
Total Stockholder's Equity	$ (1,185)	$ 1,164	$ 2,091	$ (22,940)	$ (664)	$ 194	$ 4,930	$ (16,410)

The subsidiaries' capital is not included in the computation of the Company's net capital.